Höganäs

May 3, 2010

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA


10015702


SUPPL

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)

Christel Hübinette

Encl. Press release

dlw 5/13

Postal address: Höganäs AB (publ.) | SE-263 83 Höganäs | Sweden
VAT No. SE-556005-0121 | Reg.Office: Höganäs | Tel +46 42 33 80 00 | Fax +46 42 33 80 80 | www.hoganas.com

Höganäs

Press Release
3 May 2010

Höganäs launches unique bicycle motor

Höganäs launches a new generation of electric motors, especially developed to suit electric bikes and light vehicles. The motor combines lower weight and more compact design with high performance, thanks to the use of metal powder technology. The launch takes place in Shanghai during the World Expo, as the electric bike market is growing most rapidly in China and other Asian countries. The driving force is the demand for cost efficient, flexible and environmentally friendly means of transportation.

In connection with the inauguration of the Swedish pavilion at the World Expo in Shanghai this week, Höganäs AB launches a new motor for electric bicycles, particularly aimed for China and other Asian markets. The motor is made of metal powder, which enables a unique combination of low cost, low weight and high performance.

"We chose the bicycle motor as a first application when introducing our new motor concept. The bicycle motor is very challenging, in terms of performance as well as cost, but we are confident that we have a unique product. It is lighter than other electric motors and in the e-bike it has a good range, up to 75 kilometres, thanks to high efficiency", Höganäs Group CEO Alrik Danielson comments.

Höganäs AB is the leading manufacturer of metal powder. The company is continuously driving market development by extending the use of metal powder technology to new applications. The technology offers entirely new possibilities to create more efficient and lighter products with reduced environmental impact.

"The e-bike motor is a good example of the Power of Powder. It is a highly efficient and very compact motor for direct drive applications. By combining high power per mass with a modular design, the motor is suitable for a wide range of applications in addition to electric bikes, such as scooters, other light electric vehicles, pumps, fans and generators", Alrik Danielson continues.

The motor has been developed to minimise the environmental impact. The stator is based on metal powder manufactured from metal scrap, and the motor design allows a very efficient recycling. Furthermore, it uses less rare earth magnets and copper-wire than comparable conventional electric motors.

Höganäs

During the autumn Höganäs will market this unique motor concept towards end users in various suitable application segments starting with the bicycle industry. Höganäs intends to license and subcontract the production of the motors.
"With this bike motor, we want to show that we have the technology to support innovative electric motor applications development, By introducing it at the World Expo Höganäs wishes to contribute to the image of Swedish industry as entrepreneurial and innovative." says Alrik Danielson.

Höganäs, 3 May 2010

Höganäs AB is the world's leading producer of iron and non-ferrous metal powders. The company has developed deep application competence based on a strong vision of powder's possibilities to enhance efficiency and reduce resource consumption and environmental impact in a number of areas. In cooperation with its customers, Höganäs can thus contribute in a wide range of applications such as the creation of future automotive components and white goods, and in water treatment and emission control. The company, which was established in 1797, reported net sales of MSEK 4 571 for 2009 and is listed on Nasdaq OMX Stockholm's Mid Cap segment.

www.hoganas.com